SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-10

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2011	11

Signature	12

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	13

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 22, 2012

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

Assets:	2011	2010
Investments at fair value (notes 3 & 4):

Mutual Funds	$205,460,361	200,714,255
Wiley Stock Fund	14,540,247	14,849,784

Investments at fair value	220,000,608	215,564,039

Notes receivable from participants	3,826,631	3,294,765

Net assets available for benefits	$223,827,239	218,858,804

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Changes to net assets:

Net depreciation in fair value of investments (note 4)	$ (5,303,866)
Interest and dividend income	4,045,330
Net investment loss	(1,258,536)
Interest on notes receivable from participants	96,996

Contributions:
Participant Rollover	13,613,883 1,072,462
Employer	4,319,503
Total contributions	19,005,848

Distributions to participants	12,875,873

Net increase	4,968,435

Net assets available for benefits, beginning of year	218,858,804

Net assets available for benefits, end of year	$ 223,827,239

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. (the Company or Plan Sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Administration

The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company’s Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company (VFTC) holds the Plan’s assets in trust.

The Plan’s assets are managed by an affiliate of VFTC and by Friess Associates.

The Company pays the Plan’s administrative expenses.

(c)	Eligibility

Prior to January 1, 2011, each employee was eligible to participate in the Plan on the first day of the calendar quarter after completion of six months of service, or the first day of any month thereafter. Effective January 1, 2011, each employee became eligible to participate as soon as practicable following six months of service. Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 3% of base salary plus overtime, with any such contributions invested in an age-appropriate Vanguard Target Retirement Fund.

(d)	Vesting

A participant’s contributions plus actual earnings thereon are fully vested and nonforfeitable at all times. The Company’s contribution plus actual earnings thereon becomes fully vested to the participant upon the earliest to occur of attaining age 65, at retirement, upon total disability or death, or upon completion of three years of service. After one year but less than two years of service, 34% of the Company’s contribution becomes vested. After two years but less than three years of service, 67% of the Company’s contribution becomes vested. After three years of service, 100% of the Company’s contribution becomes vested.

(e)	Contributions

A participant designates between 2% and 25% of his or her base salary plus overtime, on a pre-or post-tax basis, to be invested in funds chosen by the participant. Effective January 1, 2011, a participant can elect to designate up to 50% of his or her base salary plus overtime, on a pre-tax basis, to be invested in the Plan (the limit on post-tax contributions remains at 25%). Subject to certain limitations prescribed by the Internal Revenue Service (the IRS), the Company contributes an amount equal to 100% of the first 2% of each participant’s contribution plus 25% of the next 4% contributed.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

No more than 50%, of a participant’s compensation can be a deferred cash contribution which represents a reduction in the participant’s compensation and therefore tax-deferred. The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2011 amounted to $16,500. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make “catch up” contributions. In 2011, participants over 50 years of age could contribute a maximum of $22,000, including $5,500 as “catch up” contributions over and above the 2011 IRS maximum deferral.

(f)	Forfeitures

Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant’s account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company’s contribution. Forfeitures of $41,015 were used to reduce Company contributions for the year ended December 31, 2011. At December 31, 2011, $67,853 forfeitures were available to reduce future Company contributions versus $19,311 at December 31, 2010.

(g)	Investment of Contributions

A participant can invest his or her contribution and the Company’s matching contribution in 1% multiples among any combination of twenty-five available investment options, which include a choice of twenty-four mutual funds and the Wiley Stock Fund, provided that contributions to the Wiley Stock Fund do not exceed 25% of the participant’s total contribution.

A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

(h)	Payment of Benefits

Withdrawals by participants of their account balances are permitted when the participant reaches age 59-1/2, proves financial hardship or terminates his or her employment. Withdrawals of contributions that are not tax-deferred can be made as often as twice each calendar year.

(i)	Termination of Employment

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct “roll over” into an individual retirement account or another qualified plan. If the participant’s balance is at least $5,000, it may be left in the Plan through December 31 of the year in which the participant reaches age 70-1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants who retire (a) on disability, (b) at age fifty-five or later with ten or more years of service or (c) at age sixty-five or later may elect to receive a lump-sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant’s account balance before the installment amount is calculated.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(j)	Notes Receivable from Participants

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2011 ranged from 1.19% to 7.10% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest, which approximate fair value.

(2)	Summary of Significant Accounting Policies

(a)	Method of Accounting

The books and records of the Plan are maintained on an accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus any uninvested cash position). Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant only in the same proportion as those participants which did vote.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(d)	Payment of Benefits

Benefits are recorded when paid.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements. ASU No. 2010-06 outlines certain new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Accounting Standards Codification (ASC) Topic 820-10. ASU No. 2010-06 amends ASC Topic 820-10 to now require that (a) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (b) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU No. 2010-06 clarifies existing disclosures on (a) how a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and (b) how a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU No. 2010-06 was effective for the Plan in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures became effective for the Plan as of January 1, 2011. The adoption of the guidance did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 specifies that in the absence of a Level 1 input for fair value measure, a reporting entity should apply premiums or discount when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the guidance will not have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

The Plan follows the provisions of ASC 820, Fair Value Measurements and Disclosures (ASC 820). ASC 820 establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices in an exchange and active market.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2011 and 2010. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010.

	Level 1
	2011	2010
Mutual Funds
Domestic Index Equity Funds	$ 33,817,555	33,495,115
Domestic Growth Equity Funds	35,021,699	39,763,040
Domestic Value Equity Funds	9,802,041	9,374,012
International Equity Funds	12,977,769	15,432,452
Life-Cycle Funds	31,729,489	26,515,594
Balanced Fund	34,841,758	34,061,075
Bond Fund	23,596,528	21,502,374
Money Market Funds	23,673,522	20,570,593

Total Mutual Funds	205,460,361	200,714,255

Wiley Stock Fund	14,540,247	14,849,784

Total investments at fair value	$ 220,000,608	215,564,039

There were no transfers in or out of Level 3 or between Level 1 and Level 2 investments during the year ended December 31, 2011.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2011, with comparable values at December 31, 2010, are as follows:

	2011	2010

Vanguard Wellington Fund	$ 34,841,758	34,061,075
Vanguard 500 Index Fund	30,621,992	30,044,310
Vanguard Explorer Fund	17,226,799	18,708,906
Vanguard Total Bond Market Index Fund	23,596,528	21,502,374
Vanguard International Growth Fund	12,823,065	15,432,452
Vanguard Prime Money Market Fund	23,673,522	20,570,593
Wiley Stock Fund	14,540,247	14,849,784
Brandywine Fund	*	13,962,308

* Fair value less than 5% of net assets

During 2011, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

Mutual Funds	$ (5,018,765)
Wiley Stock Fund	(285,101)
Net depreciation	$ (5,303,866)

(5)	Tax Status

The trust established under the Plan is qualified under the Internal Revenue Code (the Code) as exempt from tax under Code. The Plan has been amended from time to time to meet changes to the Code and, on November 25, 2009, the Plan Administrator received a favorable determination letter from the IRS regarding continued compliance with the Code. The Plan has been amended since receiving the determination letter.  However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan’s activities for three prior years.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statements of Net Assets Available for Benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley Stock Fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(8)	Related Party Transactions

Certain of the Plan’s investments consist of shares of mutual funds managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(9)	Subsequent Events

The Plan’s management evaluated subsequent events through the date on which financial statements were issued and determined that no additional disclosures were required.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

EIN: 13-5593032
Plan Number: 002

	Identity of Issue	Description of Investment	Shares/Units	Current Value

*	Vanguard Wellington Fund	Registered Investment Company	1,111,734	$34,841,758
*	Vanguard 500 Index Fund	Registered Investment Company	320,146	30,621,992
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,145,139	23,596,528
*	Vanguard Prime Money Market Fund	Registered Investment Company	23,673,522	23,673,522
*	Vanguard Explorer Fund	Registered Investment Company	241,137	17,226,799
*	Vanguard International Growth Fund	Registered Investment Company	784,285	12,823,065
	Brandywine Fund	Registered Investment Company	488,614	10,896,087
*	Vanguard Windsor II Fund	Registered Investment Company	380,219	9,802,041
*	Vanguard Morgan Growth Fund	Registered Investment Company	394,895	6,898,813
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	95,595	1,878,436
*	Vanguard Small-Cap Index Fund	Registered Investment Company	39,459	1,317,127
*	Vanguard International Stock Index	Registered Investment Company	11,846	154,704
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	157,442	1,886,150
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	84,896	1,904,212
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	261,947	3,221,945
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	103,957	2,254,820
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	436,634	5,357,504
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	70,208	1,468,760
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	549,299	6,871,726
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	74,085	1,518,750
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	438,857	5,648,089
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	57,989	1,183,561
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	1,981	43,312
*	Vanguard Target Retirement Income	Registered Investment Company	32,147	370,660
	Total Mutual Funds			205,460,361

*	Wiley Stock Fund	Company Stock Fund	452,404	14,540,247

*	Notes receivable from participants	Loans to participants with interest rates from 1.19% to 7.10% and maturity dates from 2012 to 2031		3,826,631

	Total Investments			$223,827,239

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Vice President and Treasurer
Benefits Administration Board Member

Dated: June 22, 2012

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated June 22, 2012, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 22, 2012